                                                         [OPTEK TECHNOLOGY LOGO]
OPTEK TECHNOLOGY, INC.
1215 West Crosby Road
Carrollton, Texas 75006

May 18, 1999

Dear fellow stockholder:

  I am pleased to inform you that on May 12, 1999, our company, Optek Technology, Inc., entered into an Agreement and Plan of Merger with The Dyson-Kissner-Moran Corporation and DKM Acquisition Corp., a wholly owned subsidiary of The Dyson-Kissner-Moran Corporation. Pursuant to the Agreement and Plan of Merger, DKM Acquisition Corp. is today commencing a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $25.50 per Share, which represents approximately a 29.9% premium to the Company's closing stock price on May 11, 1999, the last trading day prior to the announcement of this transaction.

  Your Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company. Accordingly, your Board of Directors recommends that you accept the Offer and tender your Shares to DKM Acquisition Corp. pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among others, the opinion of ABN AMRO Incorporated, the Company's financial advisor, to the effect that, as of May 11, 1999 and based upon and subject to the considerations and limitations set forth in the opinion, the $25.50 in cash per Share to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of ABN AMRO Incorporated is attached to the enclosed Schedule 14D-9, and you are urged to read the opinion in its entirety.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9.

  Also enclosed are DKM Acquisition Corp.'s Offer to Purchase, dated May 18, 1999, and related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. On behalf of the Company, I urge you to read the enclosed material and consider this information carefully and I would like to personally thank you for your time as a stockholder of the Company.

                                          Sincerely,
                                          /s/ THOMAS R. FILESI
                                          Thomas R. Filesi
                                          Chairman of the Board and
                                          Chief Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                             OPTEK TECHNOLOGY, INC.
                           (Name of Subject Company)

                             OPTEK TECHNOLOGY, INC.
                       (Name of Persons Filing Statement)

Common stock, par value $0.01 per share               683815 10 4
     (Title of Class of Securities)      (CUSIP Number of Class of Securities)

                                Thomas R. Filesi
                      Chairman and Chief Executive Officer
                             1215 West Crosby Road
                            Carrollton, Texas 75006
                                 (972) 323-2200
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ----------------

                                With copies to:

         Christopher M. Hewitt                       David H. Oden
         Hewitt & Hewitt, P.C.                   Haynes and Boone, LLP
           2612 Thomas Avenue                 901 Main Street, Suite 3100
          Dallas, Texas 75205                   Dallas, Texas 75202-3789
             (214) 969-0250                          (214) 651-5000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Optek Technology, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1215 West Crosby Road, Carrollton, Texas 75006. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the "Shares" shall mean shares of the Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer (the "Offer") by DKM Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Dyson-Kissner-Moran Corporation, a Delaware corporation ("Parent"), to purchase all the issued and outstanding Shares at a price of $25.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 18, 1999 (the "Offer Price") and the related Letter of Transmittal (together constituting the "Offer Documents"). The Offer is described in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser with the Securities and Exchange Commission on May 18, 1999 (as amended or supplemented, the "Schedule 14D-1"). The Offer Documents indicate that the principal executive offices of Purchaser and Parent are located at 565 Fifth Avenue, 4th Floor, New York, New York 10017.

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 12, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides that, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other subsidiary of Parent or shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law" or "DGCL") ) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9. A copy of the Merger Agreement is incorporated by reference as Exhibit 1 to this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  (b) Except as set forth in or incorporated by reference in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Purchaser, Parent or any of their respective executive officers, directors or any of their respective affiliates.

  The Company has entered into certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates as described in the Company's Proxy Statement dated January 29, 1999 for the 1999 Annual Meeting of Stockholders under the headings "Securities Ownership of Certain Beneficial Owners and Management," "Executive Compensation," "Option Grants," "Option Exercises and Year End Option Values," "Employment Agreements" and "Directors Compensation," a copy of which is incorporated by reference as Exhibit 7 hereto.

  On March 16 1999, the Compensation Committee of the Board of Directors granted to Thomas R. Filesi, Chairman, Chief Executive Officer and a Director of the Company; Jerry L. Curtis, President, Chief Operating Officer and a Director of the Company; Richard G. Dahlberg, Senior Vice President, Operations; William J. Collinsworth, Vice President, Finance and Chief Financial Officer; and Robert J. Kosobucki, Vice President, Marketing, options to purchase 10,000, 50,000, 10,000, 20,000 and 5,000 Shares, respectively, for $15.625 per share (the fair market value of the Common Stock on the date of grant) under the Company's 1998 Stock Option Plan (the "1998 Plan") in accordance with the Company's prior practice to grant options to employees on the date of the annual meeting of stockholders.

  Under the terms of the Company's employment agreements with these persons, all unvested options outstanding upon a change in control of the Company will become fully exercisable. Therefore, all unvested options issued to these persons will be immediately and fully vested upon consummation of the Offer.

  On March 16, 1999, each of Michael E. Cahr, William H. Daughtrey, Grant A. Dove, Rodes Ennis and Wayne Stevenson, non-employee Directors of the Company, was automatically awarded upon reelection as a Director an option to acquire up to 3,500 shares of the Company's Common Stock for $15.625 per share (the fair market value of the Common Stock on the date of grant) as mandated by the Company's Directors Formula Award Plan.

  The Merger Agreement provides that all options of the Company, vested or unvested, will be cancelled, and each holder thereof will receive compensation equal to the number of Shares subject to the option multiplied by the excess of $25.50 over the exercise price provided for in the option.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

 Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibit 1 hereto. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the making of the Offer as provided in the Offer Documents.

  The Company Board. The Merger Agreement provides that promptly after the purchase of and payment for any Shares by Purchaser or any of its affiliates as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as is equal to the product of the total number of directors on such Board (giving effect to the increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

  The Merger Agreement provides that, notwithstanding the foregoing, the parties thereto shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time, be Continuing Directors (as defined below). From and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment or modification of the Merger Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Company Board to approve the actions contemplated by the Merger Agreement and the Company Option Agreement and the full Company Board; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Company Board; provided, further, that, if there be no such Continuing Directors, Purchaser shall not decrease the Offer Price or change the form of consideration to be paid in the Merger. The term "Continuing Directors" means (i) any member of the Company Board as of the date of the Merger Agreement or (ii) any successor of a Continuing Director who is (A) unaffiliated with, and not a designee or nominee of, Parent or Purchaser and
(B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Company Board, and in each case under clauses
(i) and (ii), who is not an employee of the Company.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the DGCL, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease, and the Company will be the surviving corporation in the Merger. At the Effective Time of the Merger, each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries including Purchaser and
(iii) stockholders who properly perfect their dissenters' rights under the DGCL, will be converted into the right to receive $25.50 in cash or any higher price per Share paid in the Offer, without interest.

  Options. The Merger Agreement provides that at or immediately prior to the Effective Time, each then outstanding Option, whether or not then vested or exercisable, shall be cancelled by the Company. In consideration of such cancellation of Options with an exercise price of less than the Offer Price, the Company (or, at Parent's option, the Purchaser) shall pay to the holders of such Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest).

  The Merger Agreement provides that the Company shall take all actions necessary and appropriate so that all stock option or other equity based plans maintained with respect to the Shares ("Option Plans") shall terminate as of the Effective Time and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent, Purchaser or the Surviving Corporation. In addition, the Company has agreed to obtain all necessary consents from, and mail any required notices to, holders of Options and amend the terms of the applicable Option Plans, in each case as is necessary to give effect to the foregoing.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capital stock, options to acquire Shares, authority to enter into the Merger Agreement and the Company Option Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the United States Securities and Exchange Commission (the "Commission"), disclosures in proxy statement and tender offer documents, absence of certain changes or events, litigation, absence of changes in benefit plans, employee benefit plans, tax matters, no non-deductible payments, compliance with applicable laws, environmental matters, intellectual property, owned and leased real property, material contracts, labor and employment matters, product liability, applicability of state takeover statutes, votes required to approve the Merger Agreement, brokers' and finders' fees, receipt of the fairness opinion of ABN AMRO Incorporated, Year 2000 compliance, absence of questionable payments and full disclosure to Parent.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement and the Company Option Agreement, required consents, no conflicts between the Merger Agreement or the Company Option Agreement and the certificate of incorporation and by-laws of Parent and Purchaser or laws applicable to Parent or Purchaser, disclosures in proxy statement and tender offer documents, prior activities by Purchaser, brokers' and finders' fees and financing.

  Interim Operations. The Merger Agreement provides that after the date of the Merger Agreement and prior to the time the designees of Parent have been elected to or appointed to, and shall constitute a majority of, the Company Board pursuant to the applicable provisions of the Merger Agreement, and except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in the applicable section of the disclosure schedule thereto or (iii) as agreed in writing by Parent:

    (a) the Company shall and shall cause its subsidiaries to carry on their respective businesses in the ordinary course;

    (b) the Company shall and shall cause its subsidiaries to use all reasonable best efforts consistent with good business judgment to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with desirable customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time;

    (c) neither the Company nor any of its subsidiaries shall, directly or indirectly, amend its Certificate of Incorporation or By-laws or similar organizational documents;

    (d) representatives of the Company and its subsidiaries shall confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations;

    (e) neither the Company nor any of its subsidiaries shall: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its subsidiaries, except that a wholly-owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with the Option Plans as in effect on the date of the Merger Agreement; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of its subsidiaries;

    (f) except as permitted by the Merger Agreement, neither the Company nor any of its subsidiaries shall acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company or any of its subsidiaries) or (ii) any assets, including real estate, except purchases in the ordinary course of business consistent with past practice;

    (g) neither the Company nor any of its subsidiaries shall make any new capital expenditure or expenditures, other than the specific capital expenditures disclosed and set forth in the applicable section of the disclosure schedule to the Merger Agreement;

    (h) neither the Company nor any of its subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any material contract where such amendment or termination would have a material adverse effect on the business, properties, assets, prospects, financial condition or results of operations of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"), or waive, release or assign any material rights or claims;

    (i) neither the Company nor any of its subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any property or assets other than in the ordinary course of business and consistent with past practice;

    (j) neither the Company nor any of its subsidiaries shall: (i) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any its subsidiaries; or (ii) hire or agree to hire any new or additional key employees or officers;

    (k) neither the Company nor any of its subsidiaries shall, except as required to comply with applicable law or expressly provided in the Merger Agreement, (i) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any benefit plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such benefit plans with the terms of the Merger Agreement, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (iii) pay any benefit not provided for under any benefit plan, (iv) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder) or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

    (l) neither the Company nor any of its subsidiaries shall: (i) incur or assume any long-term debt or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability except as set forth on the applicable section of the disclosure schedule to the Merger Agreement; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business in accordance with past practice); (v) settle any material claims other than in the ordinary course of business, in accordance with past practice and without admission of liability; or (vi) enter into any material commitment or transaction except in the ordinary course of business consistent with past practice;

    (m) neither the Company nor any of its subsidiaries shall change any of the accounting principles used by it unless required by generally accepted accounting principles;

    (n) neither the Company nor any of its subsidiaries shall make or change any tax election, amend any tax return, change an annual tax accounting period, adopt or change any method of tax accounting, enter into any closing agreement, settle or compromise any tax claim or assessment, surrender any right to claim a tax refund, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action relating to taxes except in the ordinary course of business consistent with past practice;

    (o) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice, or any such claims, liabilities or obligations which are reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries; or except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

    (p) neither the Company nor any of its subsidiaries shall (by action or inaction) amend, renew, terminate or cause to be extended any lease, agreement or arrangement relating to any leased properties or enter into any lease, agreement or arrangement with respect to real property;

    (q) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

    (r) neither the Company nor any of its subsidiaries shall take any action that would result in (i) any of its representations and warranties that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not qualified as to materiality becoming untrue in any material respect or (iii) any of the conditions to the Offer, as set forth in the Merger Agreement, not being satisfied (subject to the Company's right to take action specifically permitted by the Merger Agreement).

  Stockholders' Meeting. If required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable law, its Certificate of Incorporation and By-laws:
(i) as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement; (iii) obtain and furnish the information required to be included in the Proxy Statement (as defined below) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date; provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel; (iv) use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (v) unless the Merger Agreement has been terminated in accordance with the provisions of the section summarized under "Termination" below, subject to its rights pursuant to the section summarized under "No Solicitation" below, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquires or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person (as defined below) any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided, that, nothing contained in the applicable provisions of the Merger Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (B) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after receiving written advice from outside counsel, is required under applicable law, provided that the Company may not, except as permitted by the following paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person or group and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if: (x) such Person or group has submitted a Superior Proposal (as defined below); and (y) the Company Board determines in good faith after consultation with outside legal counsel that such action is necessary for the Company Board to comply with its fiduciary duty under applicable law. The Company will promptly (but in no case later than 24 hours) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Takeover Proposal which was not previously provided to Parent. The Company will keep Parent informed of the status and details of any such Takeover Proposal and of any amendments or proposed amendments to any Takeover Proposal and will promptly notify Parent (but in no case later than 24 hours) of any determination by the Company Board that a Superior Proposal has been made.

  Pursuant to the Merger Agreement, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with this paragraph prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Parent's receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and, identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Offer and the Merger on such adjusted terms. The term "Takeover Proposal" means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Parent, Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of all or a material portion of the assets of the Company or any of its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either the Company or any of its subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of or 20% or more of the equity interest in either the Company or any of its subsidiaries. The term "Superior Proposal" means an unsolicited bona fide proposal by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company or to acquire, directly or indirectly, the Company by merger or consolidation, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders (taking into account the time period reasonably believed necessary to consummate such transaction) than the Offer and the Merger (based on advice from the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed and which, in the good faith reasonable judgment of the Company Board, is reasonably likely to be consummated. The term "Person" means an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, labor union, estate, trust, unincorporated organization or other entity, including any Governmental Entity.

  Indemnification and Insurance. The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable Delaware law, the terms of the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the Offer or the Merger or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of the Surviving Corporation in this paragraph shall extend to each Person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

  The Merger Agreement provides that for a period of 36 months after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to such persons than the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 150% of the annual premium.

  Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Purchaser, as the case may be, to the extent permitted by applicable law:
(i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger; (ii) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger; and (iii) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

  Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company:

    (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the directors pursuant to the applicable provisions of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

    (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Offer or the Merger on the terms contemplated by the Merger Agreement or (ii) any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable.

    (c) By either of Parent or the Company if the Effective Time shall not have occurred on or before December 31, 1999, provided, that the party seeking to terminate the Merger Agreement pursuant to this paragraph (c) shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before such date.

    (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with the applicable provisions of the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement; (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this clause
  (d)(ii) if the Company is in material breach of the Merger Agreement or the Company Option Agreement; (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided, that the Company may not terminate the Merger Agreement pursuant to this clause (d) (iii) if the Company is in material breach of the Merger Agreement or the Company Option Agreement; or (iv) if there shall be a material breach by either Parent or Purchaser of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or the Company Option Agreement.

    (e) By Parent or Purchaser: (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal, or (B) there shall have been a material breach of any provision of the section of the Merger Agreement summarized under "No Solicitation" above; (ii) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this clause (e) (ii) if Parent or Purchaser is in material breach of the Merger Agreement; (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in
  Section 14 of the Offer, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; or (iv) if any Person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the Shares; (v) if the Company receives a Takeover Proposal from any Person (other than Parent or Purchaser), and the Company Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than five business days following such receipt) has elapsed for the Company Board to review and make a recommendation with respect to such Takeover Proposal; or (vi) if there shall be a material breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or the Company Option Agreement.

  Termination Fee; Expenses. Pursuant to the Merger Agreement, if (x) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(i) or
(e)(v) under the heading "Termination" above or (y) the

Company terminates the Merger Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $7,000,000 (the "Termination Fee") and an amount equal to Parent's and Purchaser's actual and reasonably documented out-of-pocket expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the Company Option Agreement, including, without limitation, the fees and expenses payable to all banks, investment banking firms, and other financial institutions and Persons and their respective agents and counsel incurred in connection with acting as Parent's or Purchaser's financial advisor with respect to, or arranging or committing to provide or providing any financing for, the Offer or the Merger up to $1,500,000 (the "Expenses").

  In addition, if the Merger Agreement is terminated (i) by either Parent or the Company pursuant to clause (c) under the heading "Termination" above at any time when there is pending a Superior Proposal, (ii) by Parent pursuant to clauses (e)(ii), (iii) or (vi) under the heading "Termination" above (other than by reason of a breach of any provision of the section of the Merger Agreement summarized under "No Solicitation" above) or (iii) by the Company pursuant to clause (d)(ii) under the heading "Termination" above (except, in the case of clauses (e)(ii), (e)(iii) and (d)(ii), by reason of a failure of the conditions in paragraphs (c) or (i) set forth in Section 14 of the Offer) and at the time of any such termination, Parent is not in material breach of this Agreement, then the Company shall pay to Parent, at the time of termination, the Expenses. If, within 9 months after any termination referred to in this paragraph, the Company shall enter into an agreement with respect to a Takeover Proposal or any Person shall acquire 40% of the outstanding Shares, then the Company shall pay the Termination Fee concurrently with entering into any such agreement or, if sooner, within one day after such acquisition. Any payments required to be made pursuant to this paragraph shall be made by wire transfer of same day funds to an account designated by Parent.

 Company Option Agreement

  The following is a summary of certain provisions of the Company Option Agreement. This summary is not a complete description of the terms and conditions of the Company Option Agreement and is qualified in its entirety by reference to the full text of the Company Option Agreement, which is incorporated by reference as Exhibit 2 hereto. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Company Option Agreement.

  Grant of Option. The Company Option Agreement provides for the grant by the Company to Parent of an irrevocable option (the "Stock Option") to purchase up to 19.9% of the number of Shares (the "Option Shares") issued at the time of the grant of the Stock Option, at a price of $25.50 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Company Option Agreement.

  Exercise of Option. The Company Option Agreement provides that the Stock Option may be exercised by Parent, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable pursuant to a Triggering Event (as defined below). For the purposes of the Company Option Agreement, "Triggering Event" means any termination of the Merger Agreement which could entitle Parent to the Termination Fee under the Merger Agreement.

  Cash Payment. If, at any time during the period commencing on the occurrence of a Triggering Event and ending on the termination of the Stock Option in accordance with the provisions of the Company Option Agreement, Parent sends to the Company a notice indicating Parent's election to exercise its right (the "Cash-Out Right") described in this paragraph, then the Company shall pay to Parent, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares as Parent specifies an amount in cash equal to the amount by which (A) the highest of (i) the price per share of the Shares at which a tender offer or exchange offer therefor has been made, (ii) the highest price per share of the Shares to be paid by any third-party pursuant to an agreement with the Company, (iii) the highest closing price per Share within the six month period immediately preceding the Notice Date and (iv) in the event of a sale of all or a substantial portion of the Company's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company divided by the number of Shares outstanding at the time of such sale, exceeds (B) the Exercise Price, multiplied by the number of shares for which the Stock Option is then exercised.

  If Parent receives in aggregate (i) the Termination Fee and Expenses pursuant to the applicable provisions of the Merger Agreement, (ii) amounts from the sale or other disposition of the Option Shares, and (iii) amounts paid pursuant to the Company Option Agreement as described in the above paragraph, and the aggregate of such amounts is in excess of the sum of (A) $8,500,000 plus (B) the amounts paid by Parent to purchase any Option Shares, then Parent, at its sole election, shall either (1) reduce the number of Option Shares, (2) deliver to the Company for cancellation Option Shares previously purchased by Parent, (3) pay cash to the Company or (4) any combination thereof, so that the amount received by Parent pursuant to clauses
(i), (ii) and (iii) above shall not exceed the sum of the amounts in clauses
(A) and (B) above after taking into account the foregoing actions.

  Termination of Option. The Company Option Agreement provides that the Stock Option will terminate upon the earlier of: (i) the purchase of Shares pursuant to the Offer; (ii) six months after the date on which a Triggering Event occurs; or (iii) the termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Triggering Event, unless, in the case of clauses (ii) and (iii), Parent could be entitled to receive the Termination Fee following such time or termination upon the occurrence of certain events, in which case the Stock Option will not terminate until the later of (x) six months following the time such fees become payable and (y) the expiration of the period in which Parent has such right to receive the Termination Fee.

  Registration Rights. The Company Option Agreement provides that Parent, within three years, may, by written notice to the Company, request that the Company register under the Securities Act all or any part of the Shares beneficially owned by Parent in order to permit the sale or other disposition of such securities pursuant to (a) a shelf registration or (b) a bona fide, firm commitment underwritten public offering.

  Adjustment upon Changes in Capitalization. The Company Option Agreement provides that in the event of any change in the Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or similar transaction, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately and proper provision will be made so that Parent will receive upon exercise of the option the number and class of shares or other securities or property that Parent would have received with respect to the Shares if the Stock Option has been exercised immediately prior to such event or the record date therefor, as applicable.

 Confidentiality Agreement

  The following is a summary of certain provisions of the Confidentiality Agreement entered into on November 6, 1998 by Parent and the Company, as supplemented on December 15, 1998 (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated by reference as Exhibit 8 hereto. Capitalized terms not otherwise defined below have the meanings described to them in the Confidentiality Agreement.

  Pursuant to the terms of the Confidentiality Agreement, the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding a possible business combination and the exchange of certain confidential information concerning the Company and Wabash (as defined below). Parent further agreed that, without the prior written consent of the Company, neither Parent nor any of its subsidiaries would hire any employee of the Company for a period of two years from the termination of discussions concerning a possible business combination between the Company and a subsidiary of Parent. The Company also agreed not to hire any employee of Parent or its subsidiaries, without the prior written consent of Parent, for the same period of time. Parent further agreed that, for a period of one year from the termination of discussions concerning a possible business combination between the Company and a subsidiary of Parent, unless specifically requested by the Company in writing, neither Parent nor any of its affiliates will, in any manner, directly or indirectly, (a) acquire any securities or property of the Company, (b) propose to enter into any merger or business combination or purchase a material portion of the assets of the Company other than a confidential proposal made to the Company Board without any public disclosure by Parent, (c) participate in any solicitations of proxies,

(d) participate in a "group" (within the meaning of the Exchange Act) with respect to any securities of the Company, (e) seek to control or influence the management or policies of the Company or the Company Board, (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing or (g) advise, assist or encourage any other persons in connection with any of the foregoing.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Board of Directors of the Company from ABN AMRO Incorporated ("ABN AMRO") that the consideration to be received by the holders of the Shares in the Offer and in the Merger is, as of the date of such opinion and based on and subject to certain matters and assumptions stated therein, fair, from a financial point of view, to the holders of the Shares. The full text of the fairness opinion received by the Board of Directors of the Company from ABN AMRO (the "ABN AMRO Opinion") is filed as an exhibit to this Schedule 14D-9 and as Annex II hereto and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

  A copy of the press release issued jointly by the Company and Parent on May 12, 1999 announcing the Merger and the Offer is filed as Exhibit 5 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

  (b) Background of the Offer, Reasons for the Recommendation.

  From time to time during the past several years, the Board of Directors of the Company has considered various strategic and financial alternatives with a view toward increasing stockholder value. In addition to internal development of its technology, this process has included efforts to identify companies having compatible technologies to expand the product offering, size and growth of the Company either through joint venture arrangements or acquisitions. In August 1996, Parent initiated discussions with Thomas R. Filesi, Chairman and Chief Executive Officer of the Company, regarding the possibility of Parent making a significant investment in the Company. Discussions continued sporadically through February 1997, when Parent indicated that it had no interest in proceeding. In October 1998, representatives of Parent and the Wabash Technologies operation of Parent's Kearney-National Inc. subsidiary ("Wabash") again approached the Company and requested a meeting to determine whether a combination of the businesses of the Company and Wabash would be attractive to the parties.

  In order to evaluate the possibility of a combination, on November 6, 1998 the Company and Parent entered into a mutual non-disclosure agreement to protect the information which would be exchanged. During late 1998 and early 1999, the Company also had discussions with other companies in related businesses to identify alliances to more aggressively pursue advanced technologies.

  At several subsequent meetings in December 1998 and January 1999, representatives of Parent and Wabash met with Mr. Filesi, Jerry L. Curtis, President and Chief Operating Officer of the Company, and William J. Collinsworth, Chief Financial Officer of the Company. At these meetings, the Company suggested that it might be willing to acquire Wabash in exchange for Shares. On January 20, 1999, representatives of the Company, including Messrs. Filesi and Curtis, visited facilities of Wabash to explore the merits of a possible business combination. On January 21, 1999, Mr. Filesi met with Robert
R. Dyson, Chairman and Chief Executive Officer of Parent, Joseph L. Aurichio, President and Chief Operating Officer of Parent, and Bruce A. Cauley, Vice President-Corporate Development of Parent. At that meeting, Mr. Dyson suggested that Parent might be interested in acquiring all of the equity interest in the Company. On January 25, 1999, Mr. Dyson advised Mr. Filesi that Parent would like to put together a friendly purchase of the Company for cash. He emphasized that Parent would be prepared to move quickly, and its proposal would not be subject to a financing contingency.

  On January 27, 1999, the Company's Board held a meeting to discuss the results of these preliminary meetings. During that meeting, Mr. Filesi described his discussions with Parent and another company regarding a possible combination of their respective businesses. Based on those reports, the Board appointed a special committee consisting of Messrs. Michael E. Cahr and Grant
A. Dove to further investigate a possible combination of the Company with Wabash. Subsequently, on February 10, 1999 the committee met with Messrs. Dyson, Aurichio and Robert D. Farley, Vice President-Corporate Transactions of Parent with a view toward acquiring Wabash for Shares of the Company. They expressed their belief that such a transaction might qualify as a pooling of interests for accounting purposes. Parent's representatives reiterated their interest in a purchase of the Company for cash, but agreed to reconsider the issue and speak further with the Company.

  At the subsequent regularly scheduled meeting of the Board of Directors on February 16, 1999, the committee reported upon its discussions with Parent and Wabash's representatives concerning a possible combination of the Company with Wabash. Various alternative structures were discussed, but without specifics since neither party had advanced any proposal.

  On February 18, 1999, Mr. Farley advised Mr. Filesi that Wabash did not qualify under the accounting rules for pooling transactions. As a result, and in light of the adverse impact which would result from amortization of goodwill under the purchase accounting rules, the acquisition of Wabash by the Company was not an attractive alternative. Mr. Filesi indicated that the Company's Board had independently reached the same conclusions. Parent then again suggested an acquisition of the Company for cash, and Mr. Filesi said that the Company would consider such an offer.

  During the period from late February to early March, the Company received unsolicited inquiries from two parties ("Company A" and "Company B", respectively) indicating general interest in discussing a transaction with the Company. On March 17, 1999, the Company entered into a non-disclosure agreement with Company B to protect any non-public information which might be provided.

  On March 25, 1999, Messrs. Filesi and Collinsworth met with representatives of ABN AMRO to discuss the status of recent discussions between management and several parties interested in exploring a possible business combination with the Company, including Parent, and to review the Company's strategic and financial alternatives, including remaining independent. That same day, Mr. Filesi received an unsolicited oral indication of interest by Company A to acquire the Company for consideration in the low $20's. Company A had conducted no non-public due diligence upon which to base any proposal, however. Mr. Filesi responded that the Company was not for sale and had no interest in pursuing a transaction in the price range proposed by Company A.

  In addition, on March 25, 1999 Parent advised the Company that it was prepared to enter discussions relating to the price at which it might acquire the Company and suggested that the Company engage financial and legal advisors to facilitate the process. On April 1, 1999, Parent orally indicated to Mr. Filesi that Parent would be interested in discussing an acquisition of the Company at $22.50 per Share subject to further due diligence, negotiation of a definitive agreement, and confidentiality until a definitive agreement could be reached. On April 7, 1999, Mr. Filesi advised Mr. Cauley that the Company would continue discussions with Parent and was considering retaining an investment banker.

  On March 29, 1999, Company A again contacted Mr. Filesi to indicate its interest in the Company. Mr. Filesi reiterated that the Company had no interest in the price range stated by Company A.

  After that date and through April 19, 1999, due diligence activities continued sporadically between the Company and each of Parent and Company B. On April 15, 1999, Company B had preliminary discussions with Mr. Filesi concerning its level of interest in acquiring the Company. On April 19, 1999, Company B stated that, based upon the information received to date, it did not feel it could propose an offer at a price level that would be attractive to the Company.

  On April 22, 1999, the Company received an unsolicited, written indication of interest from Company A to acquire the Company subject to due diligence and negotiation of a definitive agreement. The Company subsequently agreed to enter into a non-disclosure agreement with Company A .Management informed both Parent and Company A that there had been no decision by the Company's Board to sell the Company, and that the Company was willing to proceed in discussions on a non-exclusive basis. On April 26, 1999, the Company's Board met to discuss the unsolicited indication of interest and the Company's strategic position and to retain ABN AMRO as its financial advisor to assist in a review of strategic and financial alternatives, including a sale of the Company. At that meeting, the Board also authorized the Company's management and ABN AMRO to respond to any proposals received and to use reasonable efforts to obtain additional proposals.

  On April 27, 1999, at a meeting attended by Messrs. Cauley, Farley and a representative of Bear Stearns & Co. Inc. ("Bear Stearns"), and Messrs. Filesi, Curtis, Collinsworth and a representative of ABN AMRO, the Company advised Parent that it expected to issue a press release on May 18 to announce the Company's second quarter earnings and expected that any announcement with respect to an acquisition of the Company should be made on or before May 18, 1999. Parent confirmed its general interest in the Company, subject to completion of due diligence and negotiation of agreements, and confirmed its financial ability to complete an acquisition for cash. The next day, ABN AMRO advised Bear Stearns that Parent should submit its proposal to the Company, together with a form of acquisition agreement, no later than May 7, and that such proposal should include no financing contingency. ABN AMRO also communicated to Company A and Company B the Company's interest in receiving proposals which were not subject to any financing contingency by May 7, 1999.

  Also on April 27, 1999, Mr. Filesi received an unsolicited indication of interest from an additional company ("Company C") to enter into a transaction with the Company. Mr. Filesi arranged for representatives of Company C to visit the Company's facilities on May 3, 1999. Later on April 27, 1999, Mr. Filesi received an unsolicited indication of interest from a fifth company ("Company D") to enter into a transaction with the Company. Mr. Filesi also contacted another company ("Company E") which had contacted the Company the previous year to indicate a possible interest in a transaction with the Company.

  Also on April 27, 1999, the Board met with ABN AMRO and Company management to review the status of these various discussions. Mr. Filesi reported upon the additional unsolicited overtures he had received from Company C and Company D and upon his discussions with Company E. ABN AMRO identified additional parties, including a company ("Company F") which had previously contacted ABN AMRO with an interest. After such discussion, the Board of Directors authorized management and ABN AMRO to continue discussions with Parent and other interested parties to explore the merits and prospects of a potential business combination culminating in the submission of acquisition proposals on May 7, 1999.

  On April 28, 1999, the Company executed non-disclosure agreements with Company C and Company D. Company F was contacted by ABN AMRO and a non-disclosure agreement was discussed, but Company F declined to proceed with any further discussions.

  On April 29, 1999, representatives of Company D contacted Mr. Filesi and expressed interest in pursuing an acquisition of the Company for stock. A representative of Company E also contacted Mr. Filesi to indicate a general interest, but stated that Company E would discuss the matter internally and would respond. No subsequent communications were received from Company E.

  On April 30, 1999, Company D contacted ABN AMRO to express its interest in a business combination, but acknowledged that it needed to (i) consider an exchange of shares, which were illiquid, non-US traded securities or (ii) raise funds through the issuance of additional equity in order to consummate a transaction. On that basis, the Company determined that Company D would not be competitive with the other parties and terminated further discussions.

  Throughout the week of May 3, 1999, ABN AMRO and Company management met separately with representatives of Parent, Company A, Company B and Company C, to conduct business, financial, legal and operational due diligence. These meetings included discussion of the Company's results of operations for April 30, 1999 and the forecast for the balance of the Company's fiscal year, both of which were below the Company's previous projections and research analysts' current estimates.

  On Friday, May 7, 1999, ABN AMRO received written proposals to acquire all of the Company's issued and outstanding shares together with initial drafts of a definitive agreement from Company A and Parent. Each proposal was subject to the negotiation of a definitive agreement. The proposal of Parent was expressly conditioned upon confidentiality and provided that disclosure of the proposal would result in its automatic withdrawal. That same date, Mr. Filesi received an oral indication of interest from Company C, subject to due diligence, which was less than the Offer Price. Parent's proposal was less than the proposal received from Company A. Further, Company B informed ABN AMRO that it was not willing to submit a proposal at that time although it later submitted an oral proposal (see below). ABN AMRO reviewed the proposals with management and management authorized ABN AMRO to (i) continue discussions with Company A to determine if Company A was prepared to improve its proposal and (ii) discuss the other terms of its proposal and the draft definitive agreement. Upon further discussions with Company A, Company A indicated that it had little flexibility with respect to its proposal. After reviewing the status of discussions with Company A, management authorized ABN AMRO to continue discussions with Parent only if Parent would consider improving its proposal.

  After several conversations with ABN AMRO and Parent's financial advisor regarding Parent's initial proposal, Parent indicated that it was prepared to offer $25.50 per share, subject to the negotiation of a definitive agreement. During the period from May 10, 1999 to May 12, 1999, the parties conducted negotiations with respect to the Merger Agreement and the Company Option Agreement and related business issues, including the amount of the termination fee and the circumstances under which it would be payable and certain other terms of the Offer and the Merger. In subsequent discussions between ABN AMRO and Bear Stearns, Bear Stearns indicated that Parent was not prepared to increase its proposal above $25.50 per share.

  On Monday, May 10, 1999, the Board of Directors met with ABN AMRO, which updated the Board concerning the state of the discussions. After this meeting, ABN AMRO reaffirmed with Company B its communication of May 7, 1999. After several discussions between ABN AMRO and Company B, Company B indicated that it would be willing to proceed at a price which was below the Offer Price, subject to limited additional due diligence and negotiation of a definitive agreement.

  At a meeting held on May 11, 1999, the Company's Board reviewed the status of discussions with all parties and discussed Parent's proposal and the Company's current and anticipated financial performance. ABN AMRO delivered to the Company's Board its opinion to the effect that, as of such date and based upon and subject to certain matters and assumptions stated therein, the consideration to be received by the holders of Shares pursuant to the Offer and under the terms of the Merger Agreement is fair to such holders from a financial point of view, and discussed the effects of the Company Option Agreement and other terms of the Merger Agreement. At the conclusion of its discussion, the Company's Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Company Option Agreement, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the holders of the Shares, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares.

  Following the approval by the Company's Board and completion of final terms of the Merger Agreement on May 12, 1999, Parent, the Purchaser and the Company executed and delivered the Merger Agreement, and on May 12, 1999, they issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

  On May 18, 1999, pursuant to the terms of the Merger Agreement, Purchaser commenced the Offer.

Reasons for the Recommendation

  In reaching its conclusions to approve the Merger and recommend that stockholders accept the Offer, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

    (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

    (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects, including the impact of industry trends upon the Company's growth prospects;

    (iii) the Board of Directors' review over the last several months of the Company's strategic plan and its reevaluation of whether remaining independent was the best means to achieve the Company's business goals and maximize stockholder value;

    (iv) that the $25.50 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 29.9% premium over the closing market price of $19.63 per Share on May 11, 1999, the last full trading day prior to the announcement of the execution of the Merger Agreement, and premiums of approximately 44.7% and 82.1% over the average closing prices for the one-week period and the four-week period, respectively, preceding May 11, 1999, and that such price would be payable in cash, thus eliminating any uncertainties in valuing consideration to be received by the Company stockholders;

    (v) that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that the funds necessary to consummate the Offer and the Merger are available and will be provided to Purchaser;

    (vi) the written opinion of ABN AMRO that the consideration to be received by the holders of Common Stock in the Offer and the Merger is fair to such stockholders from a financial point of view; a copy of the ABN AMRO Opinion is attached as an exhibit to this Schedule 14D-9 and as Annex II and is incorporated herein by reference. Holders are urged to read such opinion in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by ABN AMRO;

    (vii) the presentation of ABN AMRO to the Board of Directors at its meeting on May 11, 1999, as to various financial and other matters involving the Company and the transaction which the Board of Directors deemed relevant, including, among other things, (a) a review of the Company's historical and projected financial performance and other data provided to ABN AMRO by the Company relating to the Company's business, (b) a review of the stock prices and trading volumes of the Shares, (c) a review of the trading and operating performance of certain publicly traded sensor and electronic components companies, (d) a review of certain transactions in the sensor and electronic components industry, (e) a review of premiums paid in certain other transactions, (f) a discounted cash flow valuation of the Company, and (g) an analysis of the consideration implied by the Offer Price as a multiple of various measures of the Company's operating performance;

    (viii) the fact that management of the Company had held discussions with other parties, including several of the companies it reasonably considered to be potential interested parties, concerning possible business combinations, and such discussions had resulted in three other parties making serious proposals, all of which involved proposed transactions at lower prices per share than the Offer Price;

    (ix) the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $7 million termination fee and up to $1.5 million of Parent's expenses associated with the Offer and the Merger;

    (x) the future of the Company's employees and Parent's expressed intention to keep the Company's existing work force substantially in place; and

    (xi) the impact of the Offer and the Merger on existing options and employment agreements with Company personnel.

  The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company decided to retain ABN AMRO on April 26, 1999 as a financial advisor in connection with a review of strategic and financial alternatives, including a possible transaction to acquire the Company's Shares, and to analyze the fairness of any proposed transaction from a financial point of view. Pursuant to its agreement with the Company, ABN AMRO will be entitled to a fee of approximately $1.8 million upon completion of the Merger and, in addition, became entitled to receive $200,000 upon delivery of the ABN AMRO Opinion. Upon the signing of the agreement by ABN AMRO and the Company, ABN AMRO was also due $50,000 which will be credited against any amounts received upon completion of the Merger. In addition, the Company has agreed to reimburse ABN AMRO for its out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify ABN AMRO and its partners, employees, agents, affiliate or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under federal securities laws.

  In the ordinary course of business, ABN AMRO may actively trade the Shares for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty (60) days, to the best of the Company's knowledge, no transactions in the Shares have been effected by the Company or any executive officer, director, affiliate or subsidiary of the Company except as set forth below.

  Within the last sixty (60) days, the Company purchased Shares as follows:

     Date                                                 Amount Price Per Share
     ----                                                 ------ ---------------
     March 19, 1999...................................... 3,100      $15.00
     March 22, 1999...................................... 6,200      $14.8125
     March 23, 1999...................................... 6,200      $14.75

  No other transactions in the Shares have been effected by the Company within the past sixty (60) days, other than issuance of awards of 22,167 Shares upon exercise of employee stock options held by non-executive employees of the Company.

  (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7 (a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) State Business Combination Law.

  Delaware. The Company has elected not to be governed by Section 203 of the DGCL.

  (b) Antitrust

  The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  A Notification and Report Form with respect to the Offer is expected to be filed under the HSR Act by each of Parent and the Company. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. However, the FTC or the Antitrust Division may extend the waiting period by requesting additional information or documentary material. If such a request is made, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

  The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares pursuant to the Merger, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, the Company or their respective affiliates. Private parties and state attorneys general may also bring legal action under the Antitrust Laws under certain circumstances.

  As used in this Schedule 14D-9, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit
 Number                                Description
 -------                               -----------
    1    Agreement and Plan of Merger, dated as of May 12, 1999, among Parent,
         Purchaser and the Company (incorporated by reference herein to
         Exhibit(c)(1) to Schedule 14D-1 of Purchaser and Parent, filed on May
         18, 1999).

    2 Stock Option Agreement, dated as of May 12, 1999, between the Company and Parent (incorporated by reference herein to Exhibit (c)(2) to Schedule 14D-1 of Purchaser and Parent, filed on May 18, 1999).

    3    Opinion of ABN AMRO Incorporated dated May 11, 1999.*

    4    Consent of ABN AMRO Incorporated (included in Exhibit 3).

    5    Joint press release issued by the Company and Parent on May 12, 1999.

    6    Letter to Stockholders, dated May 18, 1999, from Thomas R. Filesi,
         Chairman and Chief Executive Officer of the Company.*

    7    Proxy Statement dated January 29, 1999 for the Company's 1999 Annual
         Meeting of Stockholders (incorporated by reference herein).

    8 Confidentiality Agreement, dated as of November 6, 1998, as supplemented on December 15, 1998, by and between the Company and Parent (incorporated by reference herein to Exhibit (c)(3) to Schedule
         14D-1 of Purchaser and Parent, filed on May 18, 1999).

--------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.

                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Optek Technology, Inc

                                                   /s/ Thomas R. Filesi
                                          By: _________________________________
                                                     Thomas R. Filesi
                                              Chairman of the Board and Chief
                                                     Executive Officer

May 18, 1999

                                                                        ANNEX I

                            OPTEK TECHNOLOGY, INC.
                             1215 WEST CROSBY ROAD
                            CARROLLTON, TEXAS 75006

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-l THEREUNDER

  This Information Statement is being mailed on or about May 18, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Optek Technology, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On May 12, 1999, the Company, The Dyson-Kissner-Moran Corporation, a Delaware corporation ("Parent"), and DKM Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $25.50 per Share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement requires the Company to take such action as Purchaser may reasonably request to cause Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; Parent Designees" below.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 18, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, June 15, 1999, unless the Offer is extended.

  The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 12, 1999, there were 7,642,773 shares outstanding and 930,034 shares reserved for issuance upon exercise of outstanding options. The Board of Directors currently consists of seven members. At each annual meeting of stockholders, Directors are elected to hold office for one year terms until the next annual meeting of stockholders.

Right to Designate Directors; Parent Designees

  The Merger Agreement provides that, promptly upon the purchase of and payment for any Shares satisfying the Minimum Condition, Parent shall be entitled to designate the number of Directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of
(i) the total number of Directors on the Company Board of Directors (giving effect to the Directors designated by Parent) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding. The Company has agreed that, upon request of Parent, it will use its best efforts promptly either to increase the size of its Board of Directors or secure the resignations of such number of its incumbent Directors, or both, as is necessary to enable Parent's designees to be so elected or appointed to the Company's Board of Directors, and that it shall cause Parent's designees to be so elected or appointed at such time.

  Purchaser has indicated that it will designate Robert R. Dyson, Joseph L. Aurichio, Robert D. Farley, Bruce A. Cauley and John F. Tierney, Jr. as Parent's designees (the "Parent Designees").

  Mr. Dyson, age 52, has been Chairman of the Board and Chief Executive Officer of Parent since 1992.

  Mr. Aurichio, age 67, has been President and Chief Operating Officer of Parent since 1993.

  Mr. Farley, age 57, has been Vice President--Corporate Transactions of Parent since 1987.

  Mr. Cauley, age 46, has been Vice President--Corporate Development of Parent since 1994. From 1988 to 1994, he was Deputy General Manager of Banque Paribas Dallas.

  Mr. Tierney, age 38, has been Executive Vice President and Chief Operating Officer of Kearney-National Inc., a subsidiary of Parent, since April 1999. From 1993 to April 1999, he was Vice President and Chief Financial Officer of Kearney-National Inc.

  None of the Parent Designees (i) is currently a Director of, or holds any position with, the Company, (ii) has a familial relationship with any Directors or executive officers of the Company, or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or right to acquire such securities) of the Company, except Mr. Cauley, who owns 300 Shares in joint tenancy with his wife, which Shares were purchased on September 30, 1997. The Company has been advised by Parent and Purchaser that, to the best of Parent's and Purchaser's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its Directors, executive officers or affiliates which are required to be disclosed herein or in the Schedule 14D-9.

  It is expected that the Parent Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

  Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                       DIRECTORS AND EXECUTIVE OFFICERS

  The persons named below are the current Directors and executive officers of the Company. The following sets forth as to each Director or executive officer his age (as of May 18, 1999), principal occupation and business experience, the period during which he has served as a Director or executive officer and the expiration of his term as a Director or executive officer.

Name                     Age Position
----                     --- --------
Thomas R. Filesi........ 64  Director, Chairman and Chief Executive Officer
Jerry L. Curtis......... 51  Director, President and Chief Operating Officer
Michael E. Cahr......... 59  Director
William H. Daughtrey.... 59  Director
Grant A. Dove........... 70  Director
Rodes Ennis............. 63  Director
Wayne Stevenson......... 63  Director
Richard G. Dahlberg..... 46  Senior Vice President
William J.
 Collinsworth........... 48  Vice President, Finance and Chief Financial Officer
Robert J. Kosobucki..... 47  Vice President, Worldwide Sales and Marketing

  Mr. Filesi has served as Chief Executive Officer and a Director of the Company since April 1991. Before joining the Company, he was employed by Motorola, Inc. Semiconductor Products Sector for 21 years, completing his tenure there as Director of Manufacturing, RF Products.

  Mr. Curtis was elected President, Chief Operating Officer and Director in May 1998. Prior to joining the Company, he was employed by Motorola, Inc. Semiconductor Products Sector for 25 years, completing his tenure there as a Vice President and General Manager.

  Mr. Cahr was elected a Director of the Company in August 1988. He is Chairman of Allscrips Pharmaceuticals, Inc., a private company engaged in the sale of prepackaged pharmaceuticals, having previously served as President and Chief Executive Officer from January 1995 to December 1997. Until late 1994 he was Manager of Venture Capital at Allstate Insurance Company in Northbrook, Illinois, having been with Allstate Insurance Company since 1987.

  Mr. Daughtrey was elected a Director of the Company in March 1992. Mr. Daughtrey is currently President of Princeton Associates, Inc., a management consulting firm. Prior to founding Princeton Associates, Inc. in January 1991, he was Group Managing Partner for Virginia/Maryland Management Consulting Services at Coopers & Lybrand, Richmond, Virginia from December 1984. On September 1, 1995, JGB Industries, Inc., a company for which Mr. Daughtrey had formerly served as interim President and Chief Executive Officer from November 1993 to August 1995, filed for protection under Chapter 11 of the Bankruptcy Code.

  Mr. Dove was elected a Director of the Company in July 1989. He was Chairman of the Board from March 1993 through May 1998. He is currently a managing partner of Technology Strategies & Alliance, a strategic planning and investment banking firm. He spent 28 years with Texas Instruments Incorporated, retiring in 1987 as Executive Vice President. He then served as Chairman and Chief Executive Officer of Microelectronics and Computer Technology Corporation, a research and development consortium, retiring in 1992. He currently serves on the boards of the Cooper Cameron Corporation, an oilfield services company; Media One Group, a provider of telecommunications and cable television; and Intervoice, Inc., a telecommunications equipment and software sales provider.

  Mr. Ennis was elected a Director of the Company in February 1987. Mr. Ennis currently serves as a general management consultant and formerly served as President of the Journeys and Hardy Divisions of Genesco, Inc., a footwear retailer, from March 1990 to December 1992.

  Mr. Stevenson was elected a Director of the Company in September 1992. Mr. Stevenson is the Chairman and Chief Executive Officer of CSI Control Systems International, Inc., a private firm engaged in the manufacture and installation of environmental controls for the commercial market, a position he has held since 1986.

  Mr. Dahlberg was elected Vice President, Engineering in March 1994 and became a Senior Vice President in December 1997. Mr. Dahlberg has been employed by the Company since 1983 and has served in various engineering capacities. He is a Registered Professional Engineer in the State of Texas.

  Mr. Collinsworth joined the Company as Vice President, Finance and Chief Financial Officer in October 1996. From 1993 until joining the Company, he was an independent financial consultant specializing in start-up and troubled companies. In that role, he worked with several private companies and also served as Chief Financial Officer for Value Added Communications, Inc. ("VAC"), a provider of telecommunications services and equipment, from June 1994 to October 1994. In November 1995, VAC filed for protection under Chapter 11 of the Bankruptcy Code.

  Mr. Kosobucki joined the Company as Vice President, Worldwide Sales and Marketing in July 1995. From 1991 to 1995, he served in various strategic marketing and sales capacities for Summagraphics Corp., a manufacturer of computer-based printers and plotters, most recently as Director of Strategic Sales and Product Marketing. He is a Registered Professional Engineer in the State of New York.

  Directors are elected annually and serve until their successors are duly elected and qualified. Officers serve at the discretion of the Board, subject to contractual rights. There is no family relationship between any Director, nominee for Director or executive officer of the Company.

  The Company's Board of Directors has appointed a Compensation Committee, composed of the non-employee Directors Cahr, Ennis and Stevenson; an Audit Committee, composed of the non-employee Directors Ennis, Daughtrey and Stevenson; and a Board Affairs Committee composed of the non-employee Directors Daughtrey, Cahr and Stevenson. The Compensation Committee administers the Company's employee benefit plans and sets executive compensation. The Audit Committee has been appointed to review the Company's financial statements and its relationship with its independent auditors. The Board Affairs Committee selects nominees for the Board of Directors to be presented for consideration to the Company's stockholders and reviews the remuneration of non-employee Directors.

  During the fiscal year ended October 30, 1998, the Compensation Committee held four meetings, the Audit Committee held two meetings and the Board Affairs Committee held one meeting. During the fiscal year ended October 30, 1998, the Company's Board of Directors held a total of seven meetings, and each incumbent Director then serving attended at least 75% of the aggregate number of meetings of the Board and its Committees.

                           COMPENSATION OF DIRECTORS

Directors Compensation

  Non-employee Directors of the Company receive a yearly fee of $12,000 paid in quarterly installments, $1,000 for each Directors' meeting attended, $2,000 per year committee chairman fee to be paid in quarterly installments, and $750 for each committee meeting attended outside of the regularly scheduled board meetings and are reimbursed for travel expenses incurred in connection with each such meeting.

  Each non-employee Director of the Company is also awarded upon election at an annual meeting of stockholders options to acquire up to 3,500 shares of the Common Stock pursuant to the Company's Directors' Formula Award Plan. These awards contain the following rights:

  1. Stock Options--Options to acquire common stock which are not entitled to treatment as incentive stock options under the Internal Revenue Code.

  2. Reload Options--Options to reacquire shares of common stock which are used to exercise stock options at the market price used for such exercise.

  3. Alternative Appreciation Rights--Rights to acquire an equivalent number of shares equal in terms of present market value to the difference between current market value and exercise price of the stock purchasable pursuant to any of the preceding options.

The exercise price of all options granted is equal to the fair market value of the Company's Common Stock on the date of grant. Each option awarded pursuant to the plan vests and becomes fully exercisable if such individual continues to serve as a Director until the next annual meeting of stockholders. Options granted under the plan expire ten years from the date of grant, and no option may be exercised by any person after the expiration of its term.

  In addition, each non-employee Director of the Company is entitled to participate under the Directors' Formula Compensation Plan. Under the plan, each participant may by written election to the Company delivered by December 31 of a calendar year elect, in lieu of all or part of the annual retainer otherwise payable to him during the following calendar year: (a) to defer payment of such amounts until after he has ceased to be a Director, to be paid in ten annual installments bearing interest at the prime rate or upon his death; (b) to receive shares of the Company's Common Stock, the number of shares to equal the amount of the retainer for which an election is given divided by the greater of (i) the fair market value of the Company's Common Stock on the date of grant; or (ii) $5.00 per share; or (c) to receive options to purchase at an exercise price equal to 50% of the fair market value determined in the manner set forth above the number of shares of the Company's Common Stock determined by dividing the amount elected by the difference between the market price of the Common Stock and the exercise price. To date, no elections have been made to participate in this plan.

  After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Parent Designees regarding the membership of any such committees of the Board.

                        SECURITIES OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information regarding the Company's Common Stock held at May 18, 1999 by (i) each stockholder known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's executive officers and Directors, and (iii) all executive officers and Directors as a group. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.

Name and Address                                         Number  Percentage(1)
----------------                                         ------- -------------
F.S. Warrant, L.P. ..................................... 650,000      8.5%
 901 East Byrd Street, 17th Floor
 Richmond, VA 23219
Wellington Management Company, LLP...................... 633,000      8.3%
 75 State Street
 Boston, MA 02109
T. Rowe Price Associates, Inc........................... 628,000      8.2%
 100 East Pratt St.
 Baltimore, MD 21289
Beru Aktiengelsellschaft................................ 540,000      7.1%
 Moerikestrasse 155
 71636 Ludwigsburg, Germany
Thomas R. Filesi(2)..................................... 396,167      5.1%
 1215 West Crosby Road
 Carrollton, TX 75006
Jerry L. Curtis(3)......................................  33,333        *
Richard G. Dahlberg(4)..................................  43,473        *
William J. Collinsworth(5)..............................  33,783        *
Robert J. Kosobucki(6)..................................  55,317        *
Michael E. Cahr(7)......................................  62,000        *
William H. Daughtrey, Jr.(8)............................   8,722        *
Grant A. Dove........................................... 206,736      2.7%
Rodes Ennis(9)..........................................  50,500        *
Wayne Stevenson(10).....................................  22,750        *
All executive officers and Directors as a group (11
 persons)(11) .......................................... 912,781     10.7%

--------
 * Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes shares over which the listed beneficial owner holds sole or shared voting or dispositive power. In addition to shares actually outstanding, all shares subject to warrants and options exercisable within 60 days of May 18, 1999 are deemed outstanding and beneficially owned by the person holding such options and warrants for purposes of computing the number of shares beneficially held by such person and the percentage ownership of such person, but are not deemed to be outstanding for the purposes of computing percentage ownership of any other person.

(2) Includes 95,167 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(3) Includes 33,333 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(4) Includes 18,001 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(5) Includes 33,333 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(6) Includes 34,303 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(7) Includes 3,500 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999. Also includes 6,500 shares owned of record by Mr. Cahr's wife of which Mr. Cahr may be deemed the beneficial owner.
(8) Includes 3,500 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(9) Includes 24,500 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(10) Includes 22,750 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.
(11) Includes 268,387 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of May 18, 1999.

                             EXECUTIVE COMPENSATION

  The following table summarizes monetary and non-monetary compensation awarded to, earned by or paid to the Company's six most highly compensated officers during the three fiscal years ended October 30, 1998:

                                                                    Long Term
                                                                   Compensation
                                      Annual Compensation             Awards
                                     -------------------------    --------------
                                                                    Number of
                                                                  Shares Subject
                                                                    to Options
Name and Principal Position          Year  Salary      Bonus         Granted
---------------------------          ---- --------    --------    --------------
Thomas R. Filesi.................... 1998 $203,461    $150,000        12,000
Chairman and                         1997  185,000     200,000        10,000
Chief Executive Officer              1996  175,000     175,000        10,000

Jerry L. Curtis..................... 1998 $ 96,923(1) $100,000(2)    100,000
President and
Chief Operating Officer

Richard G. Dahlberg................. 1998 $100,000    $ 65,000        10,000
Senior Vice President,               1997  100,000      80,000         8,000
Engineering                          1996   91,400      65,000         8,000

Thomas S. Garrett................... 1998 $121,000    $ 65,000        10,000
Senior Vice President,               1997  121,000      80,000         8,000
Operations                           1996  115,000      75,000         8,000

William J. Collinsworth............. 1998 $135,000    $ 65,000        20,000
Vice President, Finance              1997  135,000      70,000        20,000
and Chief Financial Officer          1996    5,192(3)                 20,000

Robert J. Kosobucki................. 1998 $100,000    $ 65,000        10,000
Vice President, Strategic            1997  100,000      70,000         8,000
Marketing                            1996   89,811(4)   52,000         8,000

--------
(1) Represents compensation paid from May 1998 through October 30, 1998.
(2) Includes $50,000 paid as a signing bonus, but does not include $43,000 paid for moving expenses.
(3) Represents compensation paid for October 1996.
(4) Does not include $44,900 paid for moving expenses.

                       STOCK OPTION GRANTS AND EXERCISES

Option Grants

  The following table contains information about stock options granted to the executive officers named in the preceding table during the fiscal year ended October 30, 1998:

                                                                                        Potential
                                                                                    Realizable Value
                                                                                    at Assumed Annual
                                                                                          Rates
                                                                                     of Stock Price
                            Number of    Percentage of Total                          Appreciation
                             Shares        Options Granted   Exercise                for Option Term
                           Underlying      to Employees in     Price   Expiration ---------------------
   Name                  Options Granted     Fiscal Year     ($/Share)    Date      5% ($)    10% ($)
   ----                  --------------- ------------------- --------- ---------- ---------- ----------
Thomas R. Filesi........      12,000             4.1%        $27.0625   3/16/08   $  204,232 $  517,601
Jerry L. Curtis.........     100,000            34.3%         22.4375   5/17/08    1,411,072  3,575,965
Richard G. Dahlberg.....      10,000             3.4%         27.0625   3/16/08      170,193    431,307
Thomas S. Garrett.......      10,000             3.4%         27.0625   3/16/08      170,193    431,307
William J.
 Collinsworth...........      20,000             6.9%         27.0625   3/16/08      340,387    862,614
Robert J. Kosobucki.....      10,000             3.4%         27.0625   3/16/08      170,193    431,307

Option Exercises And Fiscal Year End Option Values

  The following table reflects, for each of the previously named executive officers, option exercises during the fiscal year ended October 30, 1998, the number of shares underlying both exercisable and unexercisable options as of the fiscal year end and the value of unexercised "in the money" options as of the fiscal year end:

                                                          Number of Shares        Value of Unexercised
                                                       Underlying Unexercised         In the Money
                                                               Options                   Options
                            Number of                    at Fiscal Year End      at Fiscal Year End (2)
                         Shares Acquired    Value     ------------------------- -------------------------
          Name             on Exercise   Realized (1) Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- ------------ ----------- ------------- ----------- -------------
Thomas R. Filesi........          0        $      0     84,499        22,001    $1,071,932    $ 66,392
Jerry L. Curtis.........          0               0          0       100,000             0           0
Richard G. Dahlberg.....     18,665         280,409      9,334        18,001        89,922      53,116
Thomas S. Garrett.......      7,999         114,664      6,667        18,001        75,504      53,116
William J.
 Collinsworth...........          0               0     19,999        40,001       143,360     144,240
Robert J. Kosobucki.....      4,155          70,260     25,636        18,001       257,747      53,116

--------
(1) For purposes of calculating the value realized, the Company has used the closing price as reported by Nasdaq on the date of exercise.
(2) For purposes of calculating the value of unexercised "in the money" options, the Company has used the closing price as reported by Nasdaq as of October 30, 1998.

          COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SECTION 16(A)

  Based solely upon a review of Forms 3, 4 and 5 furnished to the Company and upon written representations received by the Company, the following persons were all Directors, executive officers or beneficial owners of more than 10 percent of the Company's Common Stock during fiscal 1998 who failed to file any such report on a timely basis, and the following table summarizes the timeliness of all reports filed by them during that fiscal year:

                                                              Reports Filed
                                                              ---------------
Name                                                          Timely   Late
----                                                          -------  ------
Thomas R. Filesi.............................................               1
Richard Dahlberg.............................................       2       2
Thomas S. Garrett............................................       2       2
William J. Collinsworth......................................               1
Robert Kosobucki.............................................       2       2

  Based thereon, none of such persons failed to file any report under Section 16(a) of the Exchange Act with respect to the Company's most recent fiscal year.

                    CHANGE-IN-CONTROL SEVERANCE AGREEMENTS

Employment Agreements

  The Company has entered into employment agreements with the Chairman, President and Vice Presidents of the Company. The agreements provide a term of three years, three years and two years, respectively, with evergreen provisions extending the term an additional year at the end of each year of service unless either party gives notice of intent not to renew at least six months, six months and three months, respectively, prior to the end of each year of service. These agreements also provide for a lump sum payment of the lesser of the compensation payable during the balance of the term or the amount $1.00 less than a "parachute" payment under the Internal Revenue Code if certain terms of the executives' employment are altered and the executive elects to terminate after a change of control of the Company. All such agreements contain provisions assigning all discoveries by the employee to the Company and restricting use or disclosure of confidential information.

  Under the terms of the Company's employment agreements with these persons, all unvested options outstanding upon a change in control of the Company will become fully exercisable. Therefore, all unvested options issued to these persons will be immediately and fully vested upon consummation of the Offer.

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                 BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

  The Compensation Committee reviews and recommends to the Board of Directors the compensation payable to the executive officers of the Company. The determination of base salary has been based in the past largely upon that level required to compete with other employers in the industry in which the Company is engaged. The Compensation Committee annually reviews compensation payable to the executives and the award of options and other nonmonetary benefits to those individuals.

  At present, the Compensation Committee has determined to increase the base salaries of the Company's more highly paid personnel only modestly from year to year. The intent of this policy is to have base salaries in the lower range of competitive industry companies, but to use "at risk" cash bonuses to augment total cash compensation when the Company performs well.

  As a result, the chief executive officer and other officers of the Company were awarded bonuses based upon their performance related to goals established prior to the beginning of the fiscal year. The Committee believes that providing key managerial personnel the means to achieve additional compensation through these programs stimulates the kind of productive efforts evidenced during the last several fiscal years.

  Further, to provide longer-term incentives, the Compensation Committee has awarded stock options which will provide a return to these executives commensurate with the Company's success. During 1998, the Committee approved awards of ten year stock options to key managerial personnel in order to give incentive to management to implement a long-term strategic plan and to align their interests with those of the stockholders.

                                          Michael E. Cahr
                                          Rodes Ennis
                                          Wayne Stevenson

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1998, Mr. Dove served on the Compensation Committee of CSI Control Systems International, Inc., a private company of which Mr. Stevenson is Chairman and Chief Executive Officer. During this same period, Mr. Stevenson served on the Company's Compensation Committee.

                             CERTAIN TRANSACTIONS

  The Company's Bylaws provide that the Company shall indemnify its Directors and may indemnify its officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its Directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

  In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's Directors will not be liable for monetary damages for breach of the Directors' fiduciary duty of care to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the Director derived an improper personal benefit and for improper distributions to stockholders. This provision also does not affect a Director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  As part of the terms of his employment, the Company made a loan to its President and Chief Operating Officer, Jerry L. Curtis, in the amount of $99,990 evidenced by a note bearing interest at 5.5% per annum and payable on July 23, 2001.

  Further, in April 1999 the Company made a loan to Richard G. Dahlberg, Senior Vice President, in the amount of $275,000 evidenced by a non-interest bearing note maturing on April 30, 2004 and secured by a pledge of the Company's common stock held by Mr. Dahlberg.

  The Company believes that the foregoing transactions were in its best interests. As a matter of policy these transactions were, and all future transactions between the Company and any of its officers, Directors or principal stockholders will be, approved by a majority of the disinterested members of the Board of Directors and will be in connection with bona fide business purposes of the Company.

                         HISTORICAL STOCK PERFORMANCE

  The following graph compares the cumulative stockholder return on the Company's Common Stock with the cumulative return of (1) equity securities listed on the NASDAQ Market Index and (2) other companies reporting results who are classified in the same Standard Industrial Classification number as the Company.
  Graph depicts comparative performance reflecting the following data points:

                    Compare 5-Year Cumulative Total Return
                         Among Optek Technology, Inc.
                    Nasdaq Market Index and SIC Code Index

                             [GRAPH APPEARS HERE]

                              Oct. 29,  Oct. 28, Oct. 27, Oct. 31, Oct. 31, Oct. 30,
                                1993      1994     1995     1996     1997     1998
                                ----      ----     ----     ----     ----     ----
Optek Technology, Inc.         100.00    157.14   428.57  1,171.43 2,072.00 1,986.29
Electronic Components & Access 100.00    119.98   223.82    241.08   340.16   337.54
NASDAQ Market Index            100.00    106.32   126.11    148.10   194.09   219.46

                                                                       ANNEX II

May 11, 1999

Board of Directors
Optek Technology, Inc.
1215 Crosby Road
Carrollton, Texas 75006

Members of the Board:

  We understand that Optek Technology, Inc. ("Optek" or the "Company"), The Dyson-Kissner-Moran Corporation ("DKM") and DKM Acquisition Corp., a wholly owned subsidiary of DKM ("Purchaser"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the agreement dated May 12, 1999, (the "Merger Agreement") which provides, among other things, for: (i) the commencement by Purchaser of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares") for $25.50 per share net to the seller in cash (the "Merger Consideration"); and (ii) the subsequent merger (the "Merger") of Purchaser with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of DKM and each issued and outstanding Share will be converted into the right to receive $25.50 per share in cash.

  You have asked us whether, in our opinion, the Merger Consideration pursuant to the Merger Agreement and the Tender Offer is fair, from a financial point of view, to the holders of Shares (other than DKM and its affiliates).

  In connection with this opinion, we have, among other things:

  i. reviewed certain publicly available financial statements and other business information relating to the Company;

  ii. reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by its management;

  iii. analyzed certain financial projections prepared by management of the Company;

  iv. discussed the past and current operations and financial condition and the prospects of the Company;

  v. reviewed the reported prices and trading activity for the Shares;

  vi. compared the financial and operating performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies that we considered to be relevant;

  vii. compared the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that we considered to be relevant;

  viii. reviewed the draft Merger Agreement and certain related documents;
        and

  ix. performed such other analyses and examinations and considered such other matters as we deemed appropriate.

  In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us and we have not obtained, nor have we made or assumed responsibility for undertaking, any independent verification of such information. We have assumed that financial data relating to the prospects of the Company have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company as to the future financial performance of the Company. In addition, we have assumed, with your consent, that the transaction will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries. Our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us, as of the date hereof.

  There has been no public solicitation of indications of interest in a possible acquisition of the Company. However, in connection with our engagement, we were authorized to have discussions with a limited number of third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties prior to the date hereof.

  We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In addition, in the ordinary course of our business, we may actively trade the Shares and other securities of the Company, for our own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

  It is understood that this letter is for the information and assistance of the Board of Directors of the Company in its consideration of the transaction contemplated by the Merger Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that the Company may use this letter in its entirety as part of any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. This letter does not address the Company's underlying business decision to enter into the transaction nor does it constitute a recommendation to any holder of the Shares as to whether or not such holder should tender such Shares in connection with the Tender Offer or how such holder should vote with respect to the proposed Merger.

  Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration pursuant to the Merger Agreement and the Tender Offer is fair, from a financial point of view, to the holders of the Shares.

                                          Very truly yours,

                                          /s/ ABN AMRO Incorporated
                                             ABN AMRO Incorporated

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
    1    Agreement and Plan of Merger, dated as of May 12, 1999, among Parent,
         Purchaser and the Company (incorporated by reference herein to Exhibit
         (c)(1) to Schedule 14D-1 of Purchaser and Parent, filed on May 18,
         1999).

    2 Stock Option Agreement, dated as of May 12, 1999, between the Company and Parent (incorporated by reference herein to Exhibit (c)(2) to Schedule 14D-1 of Purchaser and Parent, filed on May 18, 1999).

    3    Opinion of ABN AMRO Incorporated dated May 11, 1999.*

    4    Consent of ABN AMRO Incorporated (included in Exhibit 3).

    5    Joint press release issued by the Company and Parent on May 12, 1999.

    6    Letter to Stockholders, dated May 18, 1999, from Thomas R. Filesi,
         Chairman and Chief Executive Officer of the Company.*

    7    Proxy Statement dated January 29, 1999 for the Company's 1999 Annual
         Meeting of Stockholders (incorporated by reference herein).

    8 Confidentiality Agreement, dated as of November 6, 1998, as supplemented on December 15, 1998, by and between the Company and Parent (incorporated by reference herein to Exhibit (c)(3) to Schedule
         14D-1 of Purchaser and Parent, filed on May 18, 1999).

--------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.